ArthroCare Corporation

7500 Rialto Blvd., Building Two, Suite 100

Austin, Texas 78735

May 14, 2010

VIA EDGAR

Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mailstop 3030

Washington, D.C. 20549

Re:        ArthroCare Corporation / Registration Statement on Form S-1 (File No. 333-166789)

Dear Ms. Breslin:

Reference is made to the registration statement on Form S-1 (File No. 333-166789) filed with the Securities and Exchange Commission by ArthroCare Corporation (the “Company”) on May 13, 2010 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact Joel H. Trotter of Latham & Watkins LLP at (202) 637-2165.

Sincerely,

ARTHROCARE CORPORATION

By:	/s/ Todd Newton
Todd Newton
Senior Vice President and Chief Financial Officer